Annual Report for Central Matching Service Provider (CMSP)

Document and Entity Information

Document Type	Amendment Flag	Amendment Description	Entity Registrant Name	Entity Central Index Key	Document Period End Date
17AD-27	false		DTCC ITP Matching (US) LLC	0002034958	2024-12-31

Executive Summary

On May 28th, 2024, the U.S. Securities and Exchange Commission ("SEC") adopted rule changes to shorten the standard settlement cycle, including new Exchange Act Rule 17Ad-27 ("Exchange Act Rule 17Ad-27"), which imposes new requirements on clearing agencies that provide a central matching service. DTCC ITP Matching (U.S.) LLC ("ITPM") is an exempt clearing agency and central matching service provider ("CMSP") and as such, is required pursuant to Exchange Act Rule 17Ad-27(b) to file an annual report ("the Report") to the SEC on its progress and future plans on facilitating Straight-Through Processing ("STP"), as specified in the rule. As this is ITPM's initial Report, the scope period is defined as April 1, 2024 - December 31, 2024, as noted in the Adopting Release for Rule 17Ad-27(d), Section 4, footnote 401.

ITPM is wholly-owned by its ultimate parent, The Depository Trust & Clearing Corporation ("DTCC"). The services described in this Report, which support the post-trade allocation, confirmation, matching, and affirmation of institutional securities transactions (the "Services") in the United States and in various jurisdictions worldwide, are supported by ITPM and other DTCC affiliates pursuant to intercompany licensing arrangements (the "ITP Business" or "ITP").

ITP's Services provide comprehensive support throughout the post-trade lifecycle and with a global community of over 6,000 Clients' operating across 52 international markets, ITP's Services facilitate instant access to counterparties, drive industry best practices, foster standardization, enhance effective communication, and expediate the post-trade process. While the ITP Business is global, where the Services relate to U.S. and/or DTC-eligible securities post-trade processing, the Services rely on ITP's systems located in the United States. This Report focuses on the Services related to U.S. and/or DTC-eligible securities and includes:

  a background on ITP, including its service offerings;
  a summary of the CMSP's policies and procedures that are reasonably designed to facilitate STP of institutional securities transactions at ITP;
  a qualitative description of the CMSP's progress in facilitating STP during the twelve-month period covered by the Report;
  a quantitative presentation of data that includes specified metrics and organized in a specified manner as defined in the Adopting Release for Rule 17Ad-27(b)(4); and
  a qualitative description of the actions the CMSP intends to take to further facilitate STP during the twelve-month period that follows the period covered by the Report.

In 2024, DTCC and ITP successfully executed against its U.S. ITP T+1 program, and in collaboration with the industry, facilitated a smooth transition to a T+1 settlement cycle on May 28, 2024. This wide-spanning program included an impact analysis of the new regulation on ITP and its Clients to develop a program for ITP's own regulatory compliance with Exchange Act Rule 17Ad-27. In addition, this program was designed to support the industry in facilitating STP and supporting market participants' move to same day affirmation, their compliance with new investment adviser recordkeeping requirements, and overall, to transition the market to a shortened settlement cycle with minimal interruption. The program included system changes, new services offerings, an updated DTCC ITP Services Catalog ("Services Catalog") and contracting process, extensive global industry outreach and education, operational and new setup support, and policy and procedure changes. Upon implementation, the changes made via this program ultimately resulted in an increase in affirmation rates from 85% pre-T+1 (April 2024) to 97% on trade date ("T") YTD December 2024 (see Table 5.0) and exceeding affirmation rates in a T+2 environment which averaged around 90% at 11:30am ET on T+1 in the months leading up to T+1 go-live.

Leading up to the Exchange Act Rule 17Ad-27 compliance date, ITP also enhanced existing and developed new policies and procedures reasonably designed to facilitate STP. The main policy governing ITP's compliance with its CMSP obligations is the DTCC ITPM Central Matching Service Provider (CMSP) Policy ("ITPM CMSP Policy"), which outlines the oversight and governance of ITPM's CMSP practices. This ITPM CMSP Policy is shared with ITP's Clients, as well as the DTCC ITP Client Requirement Policy and the Services Catalog, which are available on the DTCC Learning Center and is accessible to Clients. These policies explain and support ITP's role as a CMSP and are intended to be reviewed together with Client agreements and other Client facing policies listed below. ITP remains committed to the ongoing focused execution of its STP strategy in 2025, which aims to provide further improvements in automation and efficiency in STP for institutional securities transactions. The successful U.S. move to T+1 accelerated the drive towards accelerated settlement globally. The industry's shift to accelerate settlement to T+1 demands faster trade allocation, matching, settlement and confirmation and ITP and its Services are well positioned to support other regions (i.e. UK, EU, Switzerland) in their move to a T+1 environment. Global jurisdictions, such as the UK, Europe and Australia, have already begun engaging with ITP's inclusion in their respective T+1 taskforces and contributions to their final T+1 recommendations. ITP Services and associated data points have been included in multiple market consultations in order to help drive automation and efficiency standards.

Background

The Services are provided to ITP clients, which include a broad array of securities market participants, including (i) investment managers, investment manager outsourcers ("IMOs"), hedge funds, and other institutions (all, "Institutions"); (ii) broker-dealers including brokers acting as clearing brokers, brokers acting as agents or correspondents for other brokers, and traditional executing brokers; (iii) custodians (including global custodians and regional custodians), as well as brokers who are acting in the capacity as a custodian by providing prime brokerage services to their underlying clients; and (iv) agents, including certain parties who may not have an active role in post-trade processing but may have an interest in, or need access to the Services for the administration of the allocation, confirmation, matching, and/or allocation process (collectively, "Clients").

ITP operations are supported by a shared services model, pursuant to which its parent, DTCC ITP LLC ("DTCC ITP"), receives services ("Support Services"), from DTCC and other DTCC affiliates. Various enterprise functions (e.g., Finance, Legal, Compliance, IT) are Support Services which may support STP and ITPM's operations and the ITP Business.

The Services provided to Clients consist of three core services and certain optional workflows and add-on or ancillary services. The three core services are Central Trade Matching ("CTM") (a post-trade matching service), TradeSuite ID (primarily a confirmation and affirmation service), and ALERT (a global database of securities, cash and collateral standing settlement instructions), which effectively supports the recently issued recommended standards issued by the Financial Markets Standards Board ("FMSB") for sharing of Standardized Settlement Instructions ("SSI"). CTM, TradeSuite ID and ALERT are registered trademarks of DTCC ITP LLC. ITPM provides CTM and TradeSuite ID pursuant to a conditional exemption from registration as a clearing agency granted by the SEC in 2001. ITPM appreciates its important role in the market as an exempt clearing agency acting as a CMSP.

The Services include additional functionality, depending on the subscription type (Confirm Archive, Trade Archive, and ITP Data Analytics Operational Metrics). The optional workflows are Match to Instruct ("M2i") (a matching service that automates affirmation), CTM for Prime Broker (a use case that provides prime brokers information about the matching status for trades that such prime broker will eventually have to settle), ALERT SSI Enrichment and Confirm Archive (for both CTM and TradeSuite ID); these are optional, additional workflows within a Client Service that may optimize or bring further efficiencies to existing Client Service(s) functionality. The add-on or ancillary services are Settlement Instruction Manager (which gives the institution the ability to automatically generate and send settlement instructions to third parties (e.g. Custodians) and market infrastructure (e.g. HKEX Synapse), inSITE (a confirmation disclosure service to satisfy 10b-10 requirements for both CTM and TradeSuite ID), and ITP Data Analytics Benchmarking (enables Clients that use CTM to measure and compare their performance in the matching processes against the performance of their counterparties and industry peers by delivering metrics); these are not stand-alone services and additional documentation and/or fees may apply. ITP also offers one non-core service: ITP Integration Business Services (which assists Clients in implementation of the Services).

In order to access these Services, ITP offers a variety of access methods to meet Clients' various system needs, providing flexible implementation and connectivity options. Access method is defined as the manner or method by which a Client accesses the Services, which may differ depending on Client's technology configuration, Client's entity type, and operational and technological setup. The following access methods are available for ITP's Clients: (i) CTM - API, File, FIX, UI, (ii) TradeSuite ID - UI, API, TradeHub, SWIFT, (iii) ALERT - UI, API, IM or IMO ALERT Plus, IM SSI Liftout, IM Outsourcer SSI Liftout, 3rd Party API.

ITP also offers certain functionality at no cost, on a limited basis, to non-Clients ("Non-Client Set-ups"). These Non-Client Set-ups may: (i) support Client operations; (ii) facilitate STP; or (iii) ease the onboarding to, or increase the adoption / usage of, Services. Entities who use Non-Client Set-ups do not receive access to ITP systems, do not receive ITP support services, and do not complete the standard DTCC ITP Client onboarding process.

Additional information on ITP Services and Non-Client Set-ups, can be found in the Services Catalog under "Quick Links" on the ITP home page of the Learning Center at dtcclearning.com/products-and-services/itp.html.

ITP also offers Clients access to ITP via the DTCC Partner Program, a DTCC Enterprise program which provides Mutual Clients access to Services through a STP Partner interface ("Interface"). The Interface facilitates the transfer of information between the product and services of a STP Partner and specific Services. The information transferred includes any details which are required from the Mutual Client to fulfill a successful transmission or trade match. DTCC Partners are not defined as Clients of ITP and enter into separate terms and agreements with ITP. Clients who choose to come through a DTCC Partner interface can access ITP Services if they are Mutual Clients, and otherwise comply with DTCC ITP's Client Requirements. For more information on DTCC's Partner Program please visit https://www.dtcc.com/partner-program.

Summary of Policies and Procedures

Rule 17Ad-27(b)(1)

By using Services as defined in the Procedures, Clients of ITP are using the Services in the most effective manner to promote STP. In order to be eligible as a Client of ITP, entities must: (i) enter into a DTCC ITP Master Services Agreement ("MSA"); (ii) complete an Order Form to elect Services (and other applicable onboarding documentation); (iii) be subject to ITP's client verification process; and (iv) be subject to global sanctions screenings against various watch lists. Pursuant to the ITPM CMPS Policy, upon becoming a Client of ITP, and under the MSA, Clients are subject to the "Terms," and other "Procedures," including policies and procedures communicated to Clients, each as defined under the MSA. The DTCC ITP Service Specific Term Addendum is additional Terms which includes language relating to no action relief, as it pertains to archival services, issued by the staff of the SEC to DTCC ITP and its predecessors on behalf of its Clients who are SEC registered investment advisers and broker dealers. Additional information is located in the DTCC ITP Client Requirement Policy on the T+1 and ITP home page of the Learning Center at dtcclearning.com/products-and-services/itp/itp-cross-product/t1-and-itp.html.

In April 2024, ITP published its Client facing CMSP policies and procedures, of which all Clients are subject to per the MSA, in compliance with Rule 17Ad-27, effective as of T+1 go-live on May 28, 2024. A CMSP "Frequently Asked Questions" was also created and published to address ITP's approach to policies and procedures, the impact to Clients, and clarification on the metrics that would be included in the Report. Below is a summary of the published CMSP Client facing policies and procedures and supporting artifacts that were developed or enhanced to support the facilitation of STP:

  DTCC ITPM Central Matching Service Provider (CMSP) Policy is the principal document that provides the overarching structure for how ITPM establishes, executes against, governs and oversees compliance with its CMSP requirements. This is done within the policy by addressing how ITPM:
  governs, oversees, and implements its STP strategy;
  captures feedback from Clients and the industry on the advancement of STP;
  positions its Service offerings and establishes its Client requirements;
  aims to reduce manual processes and establishes minimum matching criterion; and
  communicates to Clients/potential Clients.
  DTCC ITP Client Requirement Policy - Outlines a Client's eligibility requirements, including a Client's obligations under the various user agreements and procedures of ITP, which Clients must adhere to when subscribing to Services. Failure to comply with and/or provide accurate or complete information required for setup may lead to consequences, such as but not limited to, a delay in access to Services or termination of the MSA. If Services are not used as outlined in the Procedures, Clients may experience limitations with the Services and difficulty achieving STP.
  DTCC ITP Services Catalog and DTCC ITP Services Catalog Supplement - The Services Catalog describes the Service offerings available to Clients and is the framework by which ITP strives to offer, contract and communicate Service offerings with Clients. The Services Catalog includes details on Services functionality, as well as Client connectivity and access configurations (which may differ depending on Client type), optional workflows and add-on/ancillary Services, subject to elected Services. Optional workflows and add-on/ancillary Services are not stand-alone Services and may require additional documentation and/or fees may apply. The Services Catalog Supplement includes detail beyond the Services Catalog, in the form of: (1) service descriptions, (2) subscription options by Client type and access method, (3) system functionality, (4) risks associated with Service disruptions, and (5) information concerning optional workflows, and add-on / ancillary Services detailed in the Services Catalog.
  DTCC ITP Service Guides - Client-facing user terms, operating materials and best practices, and similar operational and instructional information about Services. Please note, many of these Service Guides are only available to Clients of ITP.
  DTCC ITP Client-Facing Roadmap - Provided to Clients and DTCC staff and outlines ITP's planned Services-related deliverables (e.g. enhancements) for the coming year, including clear articulation of those deliverables that facilitate STP. The Roadmap is a result of the annual Book of Work ("BoW"), which is driven, in part, by the ITP STP Strategy. Please note, this artifact is only available to Clients of ITP.

ITP also developed and/or enhanced internal policies, procedures and artifacts to support its responsibilities as a CMSP and its role in facilitating STP. A summary of these internal policies follows:

  DTCC ITP Annual Book of Work (BoW) Planning Procedure - Documents the multi-phased process ITP follows to establish the annual BoW and to prioritize and establish proposed budgets for initiatives, including those driven by facilitating STP. ITP indicates which initiatives facilitate STP so that the portfolio of initiatives can be reviewed by STP vs. non-STP initiative spend. ITP also documents the measures of success of the initiatives, including STP success measures for initiatives that facilitate STP.
  DTCC ITP Delivery Change Control Procedure - Outlines the process ITP follows to review any significant new or unplanned incoming demand and/or changes to the baseline of an initiative, with the intent to evaluate and action (approve, reject or defer), inclusive of potential changes to initiatives facilitating STP.
  DTCC ITP Client-Facing Roadmap Creation Procedure - Outlines how ITP generates, reviews, approves and communicates the Client-Facing Roadmap, which outlines ITP's planned Services-related deliverables (e.g. enhancements) for the coming year, including clear articulation of those deliverables that facilitate STP.
  DTCC ITP Services Catalog and Services Catalog Supplement Change Request and Communication Procedure - Describes the process ITP follows to maintain and communicate the Services Catalog and Services Catalog Supplement as a means to implement a formal change control process for any changes made to Services or Non-Client Setups. The Services Catalog and Services Catalog Supplement articulate all Service offerings, including how certain Services are positioned to bring efficiencies to the transaction lifecycle, therefore facilitating STP.
  DTCC ITP Services Concept Lifecycle Guidelines - Describes the guidelines by which ITP captures input, makes decisions, prioritizes, and communicates those decisions related to ITP's strategic direction, execution and operational plans ("Guidelines"). The Guidelines also support how ITP, through these processes, conforms with the ITPM CMSP Policy through identification and execution of STP-related opportunities.
  DTCC ITP Regional Advisory Council (RAC) Governance Guidelines - Documents the guidelines for annual review of the Regional Advisory Council ("RAC") membership composition, representation, member onboarding, and member engagement. ITP solicits feedback from Clients on ITP's strategic plans and key initiatives to drive the promotion of STP, among other things, to its Clients and the industry through the RAC.
  DTCC ITP Early Adopter Program Guidelines - Provides the guidelines for ITP to follow when establishing and implementing an Early Adopter Program, which is one way that ITP incentivizes Clients to make full use of the Services to facilitate STP. ITP may also solicit feedback from Clients on proposed Service offerings or enhancements, which may drive the promotion of STP.
  DTCC Non-SIFMU Pricing Policy - ITP reserves the right to use pricing as an incentive or disincentive to encourage Clients to implement Services and further promote STP. This policy establishes the standards and process for pricing Services offered by ITP (among other DTCC entities).
  DTCC ITP Material and Non-Material Transactional Communications Procedure - Many communication types are leveraged to encourage Clients or potential Clients to use Services and/or promote the facilitation of STP. This procedure describes the process for developing and publishing ITP Transactional Communications, which are technical and product operational in nature. It also includes how materiality is determined, which impacts the timing and vehicle(s) by which those communications are sent to Clients.
  DTCC Client Communication Guidelines - Many communication types are utilized to encourage Clients or potential Clients to use the Services and/or to promote the facilitation of STP. These Guidelines explain when to engage Marketing & Communications and provides an overview of the governance process to i) promote a high level of Client engagement, ii) implement a coordinated and strategic approach to email outreach, and iii) support all communications in a clear, consistent and single brand voice.
  DTCC Incident Management Procedure - At times, Service disruptions can inhibit the onward transmission of messages for timely settlement, which may impact STP. Incident Management is aimed at resolving incidents and communicating the status of incidents to Clients. This Procedure defines what actions to take at each step of the process of encountering, identifying, classifying, and resolving events recognized as incidents.
  CCC - ITP Client Notification Procedure - At times, Service disruptions can inhibit the onward transmission of messages for timely settlement, which may impact STP. Incident Management is aimed at resolving incidents and communicating the status of incidents to Clients. This Procedure describes practices for notifying Clients of wide-scale incidents impacting multiple Clients or partners, including subsequent updates when available until the issue gets resolved.
  DTCC ITP TradeSuite ID Cutoff Extension Procedure - Details the process for extending the TradeSuite Affirmation Cutoff for TradeSuite ID DTC Settlement processing to support the onward transmission of messages and facilitation of T+1 settlement cycle.
  DTCC ITP CMSP Annual Report Procedure - Describes the governance and process of generating, reviewing, approving, submitting and publishing that ITP follows so that ITPM as a CMSP creates its Report, pursuant to SEC Exchange Act Rule 17Ad-27.

In addition to the internal policies and procedures, ITP developed and/or enhanced other internal supporting documents/artifacts to support the facilitation of STP:

  Advisory Councils and Client Working Group Charters - Details the purpose, roles and responsibilities of the Client-facing forum(s) where ITP solicits feedback from Clients on ITP's strategic plans.

Qualitative Description of STP Progress

Rule 17Ad-27(b)(2)

Section 1. Central Matching Service Provider's Progress in Facilitating Straight Through Processing During the 2024 Reporting Period

Section 1.1 Initiatives Facilitating STP

Over the 2024 Reporting Period, ITP delivered and/or advanced several initiatives that helped support the industry in further facilitating STP and support Clients' T+1 obligations, which contributed to the successful execution against DTCC and ITP's U.S. ITP T+1 program. This program was inclusive of system changes, extensive industry outreach and education, operational and new setup support, and policy and procedure changes, which most notably resulted in:

  Industry affirmation rates of 96% by 9pm on T (December 2024) - this is compared to 83% pre-T+1 (April 2024), and far exceeding rates in a T+2 environment, all while fail rates have also remained in line with those in a T+2 environment (see Table 5.0).
  Prime Broker and auto-affirmation rates are robust at 98% and near 100%, respectively, by 9pm on T (December 2024) (see Table 5.0), and ITP's efforts to engage the community have led to notable improvements in affirmation rates, particularly where the custodians or investment manager ("IM") affirms (92% in December vs. 68% in April) and the custodian affirms via an Omnibus TradeSuite ID only (88% in December vs. 54% in April), by 9pm on T.
  TradeSuite ID application processing and reporting enhancements to enable Clients to continue to confirm and affirm their trades in compliance with the T+1 regulatory changes.
  Critical to driving this growth in affirmation were the significant efforts by ITP to onboard additional Clients in advance of the T+1 transition, which in turn drove further STP as well as increased visibility into Client affirmation rates. Over 3,300 TradeSuite IDs were setup in 2024 (compared to 530 in all of 2023), inclusive of the newly offered workflow for non-Clients, called TradeSuite "ID Only", which enables non-self-affirming institutions to have their own Institutional TradeSuite ID (instead of leveraging their Custodian's) for increased transparency into affirmation rates. Most of these newly onboarded IDs had previously leveraged Omnibus TradeSuite IDs provided by their Custodians which made it impossible to measure affirmation rates for the individual underlying institution.
  Additionally, ITP remained committed to the continued adoption of the CTM Match to Instruct (M2i) workflow, an auto-affirmation workflow available to Clients who subscribe to CTM, TradeSuite ID, and ALERT, which is intended to facilitate and automate post-trade processing for trades sent to DTC. At the end of the 2024 Reporting Period, half of the total eligible CTM volume was now coming through the M2i workflow and there were over 640 buyside Clients live on auto-affirmation (560+ enabled for M2i), 76 Broker Bank Identifier Codes ("BICs") (Equities), 5 Brokers (Fixed Income) and 24 Partners all live and supporting M2i.
  Development of the T+1 Scorecard, an included offering for Clients of CTM or TradeSuite ID, which provides Clients with operational performance metrics, industry benchmarking and trend analysis across affirmation (TradeSuite ID) and matching (CTM). The T+1 Scorecard displays key affirmation insights and a comparison with CTM matching data, so that Clients can use this information to make improvements where appropriate, to further facilitate STP.
  The successful launch of Trade Archive, which offers registered investment advisers (RIA's) record retention capabilities intended to meet the Investment Advisers Act of 1940 Rule 204-2 ("Rule 204-2") requirements. This Service is included as part of the investment adviser's CTM or TradeSuite ID subscriptions and was designed in partnership with the Trade Archive Client Working Group to ensure it was fit for purpose and now has over 900 unique end-users, as of the end of the 2024 Reporting Period.
  In preparation for T+1 in the U.S., enhancements were made to the ITP Data Analytics offering to provide the industry with data insight capabilities. Enhancements included counterparty drilldown functionality, increased frequency of reporting and downloadable data extracts, and additional drilldown views enabling firms to pinpoint affirmation issues and party specific views.
  The creation of a lower cost option to increase access to Services using a "T+1 Automation Package", which is intended to provide manual IMs easy access, at a reduced cost, to CTM for Trade Matching & Affirmation, ALERT for SSI Management & Enrichment, and Trade Archive Service to help meet firms' record keeping requirements.
  ALERT's broad market coverage of standard SSI's, inclusive of Securities, Cash and Collateral SSIs, plays a key role in minimizing challenges such as trade enrichments with golden copy SSIs and facilitating timely FX cash settlements. Additionally, ALERT's growing number of Cash SSIs, has removed the need for call backs, thereby, reducing risk, fraud and enhancing STP. Lastly, DTCC has partnered with FX execution service providers to streamline the execution process by sending a matched and agreed trade from CTM directly to the provider, resulting in a timely FX execution and associated instruction to the local market in a shortened T+1 settlement cycle.
  DTCC and ITP held Client Tabletop sessions to review and evaluate the impact of a delay on Clients own systems and processes in a T+1 environment directly with various Clients. 15 Client sessions were held in preparation for T+1.
  Partnered with various industry and trade associations such as SIFMA, ICI, ISITC, BVI, AFME ASFIMA to provide outreach, engagement and education to support the industry globally as it prepared for the U.S.' move to T+1. ITP, along with DTCC, developed the Industry Playbook, created UST1.org, and participated in SIFMA's Command Center and open bridge line for centralized communications during the go live.

Additionally, throughout the 2024 Reporting Period, ITP made improvements in workflow efficiencies and added new capabilities to facilitate improvements in STP. Key of which included:

  The enablement of Instructing Party Matching Groups (IPMG) to CTM, which allows for brokers trading with a counterparty who has multiple BICs to identify that counterparty. This feature addresses the issue some brokers face where they cannot determine which BIC to allege to when the IM has more than one.
  CTM enhancements to enable broker Clients to leverage their CTM interface to access TradeSuite ID for the submission of confirms alleged against non-CTM investment managers.
  A third-party integrated chat Proof of Concept ("PoC") with CTM, which allows trade counterparties an additional collaboration option when it comes to resolving exceptions.
  TradeSuite ID notification enhancements on disaffirmation to further enable Prime Brokers to more efficiently identify potential affirmation issues.
  A re-write of the Client Facing Dashboard to improve dashboard capabilities and create efficiencies for Clients setting up their CTM matching profiles.
  A continued focus on enhancing systems performance and phasing out redundant or older interfaces across ITP systems. Improvements across all CTM UI views were made to reduce delays in loading times, and investment in CTM and Common Messaging Interface (CMI), ITP's interface layer, improved the stability of Services, even on high volume days such as month end and Triple Witching. This included additional investment in the implementation of multiple instances of our FIX engine to improve performance for low latency firms leveraging the CTM FIX interface. These systems performance enhancements, along with Client migration to ITP's strategic MQ PUSH V3 interface, reduced the 'roundtrip' time of a message down to 1 second for 90% of transactions. ITP also completed Client migrations to more robust service providers, retiring legacy leased lines.
  Added Settlement and Trade Condition Indicator triggers to the event profile notifications in Settlement Instruction Manager to help minimize manual intervention during post-trade processing. These indicators (e.g. IEQX - Irish Exempt) are used in combination with other discrete fields like Place of Settlement ("PSET") to create rules allowing for more instructions to flow STP to the custodian and not require manual release on the part of the institution.

During the 2024 Reporting Period, ITP also focused on SSI Enrichment as an enabler to STP. SSI Enrichment supports STP because it establishes standardized processes for storing, updating and communicating account and settlement details in a complete and consistent manner, which in turn helps to reduce the risk and associated operational costs of trade failure. The following initiatives assisted in institutional SSI Compliance rates of 99%+, where over 98% of Broker-Dealer CTM Blocks and 88% of institutional CTM Allocations were automatically enriched by ALERT SSIs (YTD December, Table 6.0).

  In 2024, based on broker-dealer Client feedback, ALERT was expanded to support Legal Entity Identifier ("LEI") usage by IMs, therefore improving these IM's account level data quality. When IMs include LEI information in their account level data, it ensures that broker-dealers know who they are trading with, reducing counterparty risk for the brokers.
  ITP increased adoption of ALERT's ALERT Key Auto Select ("AKAS") workflow, which supports real-time enrichment of settlement instructions for Clients using CTM to match, and specifically supports the M2i workflow whereby CTM matched trades, enriched with settlement instructions using AKAS, are automatically affirmed in TradeSuite ID. This increased adoption of near real-time enrichment of settlement instructions through CTM and is a key CMSP capability which supports STP in an accelerated settlement cycle.
  ITP launched a new ALERT API called "Ready to Settle" which provides Clients an alternative way to request and receive all standard and collateral SSI and market availability data in near real time, traditionally received only via web user interface. This change brings more efficiency and accuracy to the account setup and Client onboarding process in a T+1 environment.
  ITP also explored partnership opportunities to develop a solution to automate the data capture and ingestion of manual/pdf SSIs (decisions and associated delivery execution targeted for 2025).

DTCC has embarked on a multi-year, enterprise-wide "Core Clearance and Settlement modernization" program. From an ITP perspective, CTM and TradeSuite ID are part of this program, with a data center rotation date of 2026 for CTM and modernization and data center rotation date of 2028 for TradeSuite ID. Achieving these milestones will lead to increased performance, stability, and resiliency, which are table stakes for ITP and its ability to offer Services to further advance STP. ITP made significant progress during the 2024 Reporting Period on this program; the scope of CTM supporting applications participating in the data center rotation was finalized, and delivery remains on track for June 2026. As part of this broader enterprise-wide modernization project, during this Reporting Period, ITP made significant progress in capturing Client feedback on the goals, opportunities, and challenges of modernizing its TradeSuite ID Service.

Section 1.2 Client and Industry Engagement

ITP is committed to partnering with its Clients and the industry to help promote a no-touch workflow and STP in the industry with the objective of driving increased settlement efficiency. As the financial markets' trusted industry partner, ITP is regularly sharing its unique perspective and viewpoint on challenges and solutions impacting the post-trade lifecycle. ITP also engages with its Clients and the industry via thought-leadership and forums designed to promote debate and solutioning from these groups. ITP uses this feedback in support of its product development process, in order to align its strategy and Services to bring efficiencies to the industry for all aspects of post-trade processing. During the 2024 Reporting Period, some of the key Client/industry engagements which helped to shape ITP's STP strategy and deliverables included:

  ITP Regional Advisory Councils - These advisory councils met on a regular basis throughout the year and discussed key initiatives in support of advancing STP; such as PSET Matching, TradeSuite ID Modernization, the expansion of data fields in ALERT, U.S. Listed Options in CTM and strategic partnership opportunities with vendors. These topics were then reflected on the 2024 and/or 2025 STP roadmap. For more information on the initiatives planned for 2025, please refer to the "Qualitative Description of STP Facilitation" section of this Report.
  Trade Archive Design Partner Working Group - The working group partnered with Clients to co-design and grant early access to the production pilot of the Trade Archival service, which successfully launched in May 2024.
  U.S. Listed Options Early Adopter Program - While there is a growing population of Clients actively submitting U.S. Listed Options transactions in CTM, ITP worked with 5 Clients via the early adopter program during the 2024 Reporting Period to capture feedback on matching in this asset class via CTM. This early adopter program focuses on standardizing the reconciliation process, eliminating the need for custom reports, and file reconciliations for each trading partner.
  Client Facing Working Groups - These are groups which ITP runs with Client segments throughout the year to capture more detailed user feedback on enhancements and deliverables on ITP's annual BoW. Some of the key STP deliverables that were validated by Clients for inclusion on the 2024 and/or 2025 BoW include:
  ALERT - SSI classification and the introduction of a new "Settlement Purpose" field to drive SSI applicability for settlement, best practice consultation for Cash SSIs making final Beneficiary BIC & A/C # mandatory to remove confusion and interpretation challenges, MENA IDs validation rules to help reduce trade fails, and data quality standards and campaigns.
  CTM - PSET Matching enhancements, supporting an Interfund Transfer/Free of Payment workflow, the "'Away Flow" workflow for non-self-clearing brokers directly integrated to CTM to take advantage of M2i, and supporting MENA markets/Sunday availability.
  Data Analytics - Focused heavily on the development of the T+1 Scorecard during the 2024 Reporting Period. During the 2025 Reporting Period, ITP is partnering with the client community on the strategy and evolution of Data Analytics capabilities via the client working group. The objective is to enhance STP and operational efficiencies by creating additional metrics, insights and drilldowns, enabling firms to pinpoint affirmation issues and party specific views.
  Industry Engagement - In the leadup to T+1, ITP, alongside the DTCC Enterprise performed extensive outreach, engagement and education in support of the U.S.' move to T+1. This included over 130 marketing assets (articles, podcasts, videos, datasheets), nearly 400 social media posts, over 40 Client events and industry forums and over 150 speaking opportunities. These efforts were not only focused on U.S. impact, but globally as well and included sessions such as "Demystifying the U.S. Affirm Process", "Global Buy-side Perspectives" and "Global Custodian Perspectives". ITP co-sponsored with The Canadian Depository of Securities Limited ("CDS") and with support from Association for Financial Markets in Europe ("AFME"), Asia Securities Industry & Financial Markets Association ("ASIFMA"), European Fund and Asset Management Association ("EFAMA"), International Securities Association for Institutional Trade Communication ("ISITC"), International Securities Services Association ("ISSA") and others, the Value Exchange administered the T+1 Pulse survey series. ITP also contributed to SIFMA's published "SEC Rule 15c6-2 Blind Affirmation Voluntary Recommendation", which provided SIFMA's recommendation to the industry for scenarios involving challenges with firms meeting same-day affirmations subject to SEC Rule 15c6-2. The publication discouraged the "blind affirmation" or "negative" process, where parties submit affirmations on trade date solely to stay in good standing with their brokers as it relates to 15c6-2, and custodians affirm a trade alleged against their client absent the knowledge of the trade details received through a communication or trade instruction from a client, in order to meet 15c6-2 requirements.

Section 1.3 Impediments to STP

ITP strives to offer Services that reduce or remove manual systems and processes, however there will, at times, remain manual processes and/or systems by design, to meet certain Client needs or because the cost to remediate is not, in ITP's judgment, worth the benefits gained by adding automation. ITP will regularly monitor these manual systems and processes, and where prioritized, look to automate or remediate/retire. Manual systems ITP analyzed in 2024 and plans to automate and/or retire in 2025/2026 include the following initiatives:

  A PoC is currently underway to evaluate the feasibility of automating manual input of client data into ALERT, which would help mitigate the risk of errors in the data and reduce turnaround time in the ingestion of manual SSIs to ALERT.
  File upload enhancements to the CTM UI, which captures manual entry trade information, to improve efficiency as trades can be uploaded in a batch file as opposed to manually entered one by one.
  Under consideration are enhancements to CTM Auto Responders, which would include a self-service simulation of counterparty trade behavior which helps Clients test the Services while onboarding. This reduces the need to test using human interaction/integration touch points, facilitating operational improvements, and a more seamless integration on to CTM once live.

In addition, while ITP Services and supporting Procedures are designed to promote the successful onward transmission of messages for timely settlement, a significant or frequent disruption to such Services could impede STP. At times, Service disruptions can impact the onward transmission of messages for timely settlement. ITP, as part of the broader DTCC Enterprise, maintains robust Operational Resilience, Business Continuity, and Incident Management & Crisis Response programs to support issue identification, resolution, and communication where applicable. During the 2024 Reporting Period, there was 1 ITP incident that was classified as moderate or high which may have impacted parts of the Client base in their usage of Services, potentially hindering and/or delaying their STP.

  On April 2, 2024, DTCC experienced a network connectivity issue that impacted multiple Services, including ITP, as well as access to the MyDTCC portal. Upon restoration of the Services, several ITP CTM transactions required reprocessing.

Qualitative Description of STP Facilitation

Rule 17Ad-27(b)(5)

As set forth in 17 CFR 240.17Ad-27(b)(5), below is a qualitative description of the actions, in the case of ITPM, the exempt clearing agency, intends to take to further facilitate STP of institutional securities transactions as the exempt clearing agency during the 2025 Reporting Period.

The below key initiatives are planned for 2025 to further facilitate STP. In some cases, analysis or development began in 2024 for a 2025 delivery, or analysis and/or development occurs in 2025, with a 2026 deliverable. Please refer to the Client Facing Roadmap under "Quick Links" on the ITP home page of the Learning Center at dtcclearning.com/products-and-services/itp.html for the latest schedule of deliverables and timelines.

CTM and TradeSuite ID

  ITP remains committed to furthering the adoption of M2i, given its proven results in increased efficiency and affirmation rates due to an auto-affirmation workflow. ITP will continue to focus on onboarding eligible volume to the M2i workflow, including eligible FI volume.
  Addition of new PSET capabilities to include validation rules to ensure PSET is populated either via direct submission or ALERT enrichment to reduce client settlement issues specifically caused by misaligned PSETs and SSIs. Effective early December 2025, PSET population, not PSET as a mandatory matching field, will become mandated on trades submitted to CTM, which will drive STP by reducing the risk of erroneous instructions and mitigating disparities, as well as further supports cross border movements critical to a global T+1 environment.
  Solve for the "Away Flow" and provide enhancements so that non-self-clearing brokers that rely on their clearing broker today to create their TradeSuite ID Confirmations can take advantage of the automated M2i workflow.
  Enhance the client experience by introducing support for Omni transactions for hedge funds which allows them to reconcile CTM data with their own records, where they are allocating at an omnibus or "top account" level to the executing broker and not disclosing the underlying funds.
  Enhance the CTM UI by implementing import functionality to allow for bulk upload of transactions by smaller buy-side clients, which will reduce manual data entry into CTM. Add new search capabilities on the UI, providing the ability to target specific transactions.
  Support Interfund transfers between 2 funds at the same IM, enabling clients to seamlessly transition positions between accounts, facilitating automated SSI enrichment within CTM to facilitate downstream Free of Payment messages to custodians.
  Productionize third-party chat capabilities alongside CTM and expand market adoption to accelerate exception resolution for any unmatched transactions.
  Support the basket trades that make up ETF's by allowing clients to match on those trades Free of Payment and support the associated SWIFT ISO MT540 and MT542 messages to help automate transaction processing.
  Partner with Clients to analyze the addition of Repo functionality in CTM, to expand asset class coverage and support clearing of Treasury Repos.
  Advocate for the adoption of the Universal Transaction Identifier ("UTI"), which CTM currently has the capability to generate. Increased adoption of global standards such as UTI allows for maintenance of trade lineage through the trade lifecycle which brings efficiency to the detection, communication and resolution of any potential trade issues, thus facilitating STP.

ALERT

  Increase data quality by connecting with account onboarding service providers to expand upon General Account data points (e.g. LEIs, MENA IDs), enabling investment funds entities with the ability to cross reference multiple industry identifiers in support of timely trade execution.
  Simplify data entry in the UI, enabling a more intuitive ability to accurately manage SSIs.
  Enhance Client alerting to Broker-Dealer Clients of ALERT by providing transparency and alerts when acronyms used by their counterparties are updated and when account access methods change.
  Automate notification alerting, allowing IMs to retrieve SSIs in near real-time, facilitating STP and settlement finality.

Modernization, Performance and Data

  Execute against ITP's CTM data center rotation and TradeSuite ID modernization plans including commencing analysis to build an ITP resiliency test environment and create rotational test scenarios for CTM and formalize and obtain industry commitment and regulatory approval on the proposed ETC workflow evolution, while building foundational capabilities focused on eligibility, ingestion and settlement feeds.
  Increase CTM systems capacity and performance to support additional Client demand.
  Complete retirement of ITP's existing Client Facing Dashboard user interface and seamlessly migrate to a new Integration Operation Portal which will enhance the client onboarding experience.
  Complete analysis of and execute against a revised ITP Data Analytics strategy and roadmap to support Client requests for analytical features concerning Client valued post-trade processing metrics in a T+1 environment.

Quantitative Data

Rule 17Ad-27(b)(3), Rule 17-Ad-27(b)(4)

The tables and associated metrics below are those specified in Rule 17Ad-27(b)(3) as well as metrics identified by ITPM with respect to its Services that are indications of facilitating STP.

The following clarifying notes apply to all metrics:

  For all "Asset Class", the Value "All (Equity + Debt)" refers to the combination of counts for both asset classes and "Client Type", the Value "All (Broker-Dealer + Institution)" refers to the combination of counts for both Client types.
  Asset Class categorization for each metric is determined by the source Service's definition (CTM, TradeSuite ID, or ALERT).
  All metric values pertaining to the 2024 months of January, February, and March will be "0", as the Report is mandated to begin in the month of April. These table rows are included on the Report to align with EDGAR requirements.
  All metrics time zones are in ET.
  All percentage metrics are rounded to the nearest hundredth decimal point. For Manual Submission and Manual Enrichment in Tables 2, 3, 4, and 6, a 0.00% may not mean zero, there could be some value however small enough not to round up to 0.01%.

Additional clarifying notes are added in each section, where relevant, as applicable.

Key Observations

Prior to the transition to U.S. T+1 (i.e., in the month of April 2024), ITP observed that of the nearly 17.7M trades (CTM blocks) submitted on trade date, the majority (66%) were submitted to CTM between 4-7pm with trades submitted to CTM after trade date representing approximately 3% of the total CTM blocks submitted on trade date. In December 2024, the percentage of CTM blocks submitted between 4-7pm on trade date represented a slightly larger majority (71%), and trades received by CTM after trade date reduced to 1% (see Total Number of US Blocks Submitted to CTM for Central Matching, Table 1.0). This was true even as volumes experienced a near 10M/month trade increase (consistent with market volume observations and most significant in Q4 2024). This behavior was true for both Institutions and Brokers, with each group observed as submitting a majority of their trades to CTM between 4-7pm with an 2.6% drop in trades submitted after trade date by brokers and 1.2% drop by IMs by December 2024 compared to April 2024. This also holds true when comparing results by asset class, with the exception of debt; where the majority of debt trades were submitted by 4pm (81% in April 2024 and 85% in December 2024), and most notably, there was a near 14% decrease in trades submitted after trade date (16% in April 2024 vs. 2% in December 2024). This 14% decrease may be partially attributed to ITP's focus on bringing on more Fixed Income volume on the CTM platform.

Trends for U.S. Allocations sent to CTM for Central Matching and U.S. Confirms sent to CTM for Central Matching were in line with trends observed for CTM block submissions (see Tables 2.0 and 3.0). Overall, ITP observed that the majority of U.S. allocations and confirmations were submitted on trade date between 4-7pm which increased slightly post T+1 (circa 3% increase for both allocations and confirms). Of trades submitted (total submitted on trade date and total submitted after trade date), the total submitted after trade date remained relatively low prior to and after the transition to U.S. T+1 (approximately a 1% drop to <0.5% as of December 2024 for allocations and a 1.5% decrease to <1.0% for confirms) (see Tables 2.0 and 3.0). Post T+1 (December 2024), Cancel rates generally remained low and in range with those in a T+2 environment; less than 0.5% overall and for equity allocations and confirmations (see Tables 2.0, 2.1, 3.0, and 3.1); under 2% for debt (see Tables 2.2 and 3.2). Manual submissions were < 0.05% across the board for allocations (see Table 2.0) and < 0.15% generally for confirms (see Table 3.0). As seen with CTM blocks, debt allocations and confirmations were primarily submitted by 4pm and experienced a decrease in overall volume submitted on trade date by nearly 3% in allocations (see Table 2.2) and ~1% for confirmations (see Table 3.2) over the course of the year.

These metrics are in line with expected results of utilizing an automated matching solution such as CTM which provides seamless connectivity from trade execution to settlement, allowing Clients to allocate and match transactions globally across multiple asset classes.

During the 2024 Reporting Period, as ITP prepared for the T+1 transition, ITP focused its efforts on educating the industry on achieving improved affirmation rates, and drove the adoption of CTM, particularly the M2i auto-affirmation workflow, with the goal of increasing efficiency and reducing the number of hand-offs and interim steps involved in post-trade processing. Please note, not all US institutional trades are submitted to TradeSuite ID via CTM. These efforts, as shown in the Total Number of US Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of US Confirmations Cancelled in TradeSuite ID; Percentage of US Confirmations Submitted Manually in TradeSuite ID (Table 4.0), have helped to drive an increase of nearly 75% in U.S. confirmations submitted to TradeSuite ID from CTM on trade date since the T+1 go-live, compared to a decrease of ~3% of brokers submitting directly to TradeSuite ID. In both instances, the majority of confirmations are submitted between 4-7pm. ITP observed that after the T+1 transition, and publishing best practices, an increase in earlier confirmation submission occurred, with a growing percentage submitted by 4pm. As of December 2024, industry-wide affirmation rates were over 96% at 9pm on T, as shown in TradeSuite ID Affirmation Rates, Table 5.0. Affirmation rates at 9pm on T for Clients on the Prime Broker Flow have remained high at ~98% and the affirmation rates on the bi-lateral flow have steadily increased and as of December 2024 have achieved rates in the low 90th percentile. As shown in Table 5.0, Clients subscribed to the M2i auto-affirmation workflow are experiencing affirmation rates at 9pm on T approaching 100%, compared to the low 90th percentile using the ETC TradeSuite ID flow without M2i (which still saw an increase of ~30% since T+1 go-live). As we continue to observe, there is a higher volume of equity submissions and higher associated affirmation rates, compared to debt (see Tables 5.1 and 5.2).

As shown in the Additional Measurements of Progress in Facilitating Straight-Through Processing tables, the quality of SSIs and their ability to enrich trades in CTM in real-time are key drivers which enable timely and accurate transaction post-trade processing and readiness for timely and accurate settlement. Through ITP's focused efforts over 2024 in educating the industry and ITP's Clients on best practices and market standards in the area of SSI enrichment (including increasing access to source data providers, expanding the LEI population, and increasing industry adoption of AKAS in support of the M2i workflow), the SSI Compliance rate for all asset classes remains strong. Looking at specific industry segments, this rate is at 99% for Institutions, while Broker-Dealer Compliance rates range in the low 70th percentile, albeit an improvement from rates prior to the T+1 transition (see Table 6.0). Rates of ALERT SSI enrichment of CTM also continue to increase, with approximately a 6% increase (to 88% in December 2024 from 82% in April 2024), and in turn the rates at which trades are enriched with SSIs either manually, or not at all, is decreasing. There was a decrease in enrichment in the quarter that followed T+1 go-live, but volumes have since resumed to normal, or reduced, levels by December 2024.

Total Number of US Blocks Submitted to CTM for Central Matching

Rule 17Ad-27(b)(3)(i) - The total number of trades submitted to the clearing agency for processing

Notes Regarding Metrics:

  Metric based on trades where the PSET field value is DTC. Please note, PSET is not a mandatory field and therefore this metric may exclude a small percentage of transactions if the PSET field is not populated upon client submission. This will be addressed in December of 2025 when PSET becomes a mandatory CTM field per the STP Roadmap.

Refer to the below tables for the Total Number of U.S. Blocks Submitted to CTM for Central Matching:

  Table 1.0 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for all user type and all asset class
  Table 1.1 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for Institution user type and all asset class
  Table 1.2 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for Broker-Dealer user type and all asset class
  Table 1.3 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for all user type and equity asset class
  Table 1.4 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for institution user type and equity asset class
  Table 1.5 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for Broker-Dealer user type and equity asset class
  Table 1.6 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for all user type and debt asset class
  Table 1.7 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for institution user type and debt asset class
  Table 1.8 - Total Number of U.S. Blocks Submitted to CTM for Central Matching for Broker-Dealer user type and debt asset class
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	0	0	0	0	0
February	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	0	0	0	0	0
March	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	0	0	0	0	0
April	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	5742751	11722586	186248	17651585	542823
May	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	5604441	12906860	173315	18684616	397259
June	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	5239360	14725522	224075	20188957	247897
July	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	6090169	17937076	314313	24341558	297843
August	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	5752268	20830691	160141	26743100	293608
September	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	5349845	20325318	121721	25796884	247745
October	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	6163673	22419732	128984	28712389	138478
November	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	6651594	20316396	80512	27048502	177009
December	Central Matching	All (Institution + Broker-Dealer)	All (Equity + Debt)	7378055	19440212	686646	27504913	293069
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Institution	All (Equity + Debt)	0	0	0	0	0
February	Central Matching	Institution	All (Equity + Debt)	0	0	0	0	0
March	Central Matching	Institution	All (Equity + Debt)	0	0	0	0	0
April	Central Matching	Institution	All (Equity + Debt)	2803717	5597997	109986	8511700	135717
May	Central Matching	Institution	All (Equity + Debt)	2759487	6172968	88952	9021407	99915
June	Central Matching	Institution	All (Equity + Debt)	2577494	7149499	74127	9801120	52419
July	Central Matching	Institution	All (Equity + Debt)	2973333	8765696	88571	11827600	40639
August	Central Matching	Institution	All (Equity + Debt)	2789382	10151263	70453	13011098	49121
September	Central Matching	Institution	All (Equity + Debt)	2585885	9891808	65954	12543647	52269
October	Central Matching	Institution	All (Equity + Debt)	2978945	10951906	65050	13995901	42877
November	Central Matching	Institution	All (Equity + Debt)	3215190	9903331	34530	13153051	55960
December	Central Matching	Institution	All (Equity + Debt)	3573863	9384506	408143	13366512	54871
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Broker-Dealer	All (Equity + Debt)	0	0	0	0	0
February	Central Matching	Broker-Dealer	All (Equity + Debt)	0	0	0	0	0
March	Central Matching	Broker-Dealer	All (Equity + Debt)	0	0	0	0	0
April	Central Matching	Broker-Dealer	All (Equity + Debt)	2939034	6124589	76262	9139885	407106
May	Central Matching	Broker-Dealer	All (Equity + Debt)	2844954	6733892	84363	9663209	297344
June	Central Matching	Broker-Dealer	All (Equity + Debt)	2661866	7576023	149948	10387837	195478
July	Central Matching	Broker-Dealer	All (Equity + Debt)	3116836	9171380	225742	12513958	257204
August	Central Matching	Broker-Dealer	All (Equity + Debt)	2962886	10679428	89688	13732002	244487
September	Central Matching	Broker-Dealer	All (Equity + Debt)	2763960	10433510	55767	13253237	195476
October	Central Matching	Broker-Dealer	All (Equity + Debt)	3184728	11467826	63934	14716488	95601
November	Central Matching	Broker-Dealer	All (Equity + Debt)	3436404	10413065	45982	13895451	121049
December	Central Matching	Broker-Dealer	All (Equity + Debt)	3804192	10055706	278503	14138401	238198
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	All (Institution + Broker-Dealer)	Equity	0	0	0	0	0
February	Central Matching	All (Institution + Broker-Dealer)	Equity	0	0	0	0	0
March	Central Matching	All (Institution + Broker-Dealer)	Equity	0	0	0	0	0
April	Central Matching	All (Institution + Broker-Dealer)	Equity	4357853	11410297	173897	15942047	211397
May	Central Matching	All (Institution + Broker-Dealer)	Equity	4084411	12632196	161262	16877869	152335
June	Central Matching	All (Institution + Broker-Dealer)	Equity	3827156	14472102	214741	18513999	101863
July	Central Matching	All (Institution + Broker-Dealer)	Equity	4621847	17659285	300830	22581962	64251
August	Central Matching	All (Institution + Broker-Dealer)	Equity	4282964	20551048	147138	24981150	86215
September	Central Matching	All (Institution + Broker-Dealer)	Equity	3834362	19993591	104743	23932696	120597
October	Central Matching	All (Institution + Broker-Dealer)	Equity	4492333	22073140	118209	26683682	64504
November	Central Matching	All (Institution + Broker-Dealer)	Equity	5120374	20060956	69138	25250468	122177
December	Central Matching	All (Institution + Broker-Dealer)	Equity	5747246	19162720	679573	25589539	248213
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Institution	Equity	0	0	0	0	0
February	Central Matching	Institution	Equity	0	0	0	0	0
March	Central Matching	Institution	Equity	0	0	0	0	0
April	Central Matching	Institution	Equity	2181648	5435208	107068	7723924	119004
May	Central Matching	Institution	Equity	2061833	6023843	86139	8171815	83203
June	Central Matching	Institution	Equity	1923381	7011776	71350	9006507	40411
July	Central Matching	Institution	Equity	2308641	8616433	84674	11009748	28325
August	Central Matching	Institution	Equity	2126029	10000973	67609	12194611	37065
September	Central Matching	Institution	Equity	1899490	9719049	60392	11678931	36558
October	Central Matching	Institution	Equity	2220442	10766922	61693	13049057	29118
November	Central Matching	Institution	Equity	2523838	9766569	32298	12322705	44149
December	Central Matching	Institution	Equity	2846033	9240271	406130	12492434	42693
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Broker-Dealer	Equity	0	0	0	0	0
February	Central Matching	Broker-Dealer	Equity	0	0	0	0	0
March	Central Matching	Broker-Dealer	Equity	0	0	0	0	0
April	Central Matching	Broker-Dealer	Equity	2176205	5975089	66829	8218123	92393
May	Central Matching	Broker-Dealer	Equity	2022578	6608353	75123	8706054	69132
June	Central Matching	Broker-Dealer	Equity	1903775	7460326	143391	9507492	61452
July	Central Matching	Broker-Dealer	Equity	2313206	9042852	216156	11572214	35926
August	Central Matching	Broker-Dealer	Equity	2156935	10550075	79529	12786539	49150
September	Central Matching	Broker-Dealer	Equity	1934872	10274542	44351	12253765	84039
October	Central Matching	Broker-Dealer	Equity	2271891	11306218	56516	13634625	35386
November	Central Matching	Broker-Dealer	Equity	2596536	10294387	36840	12927763	78028
December	Central Matching	Broker-Dealer	Equity	2901213	9922449	273443	13097105	205520
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	All (Institution + Broker-Dealer)	Debt	0	0	0	0	0
February	Central Matching	All (Institution + Broker-Dealer)	Debt	0	0	0	0	0
March	Central Matching	All (Institution + Broker-Dealer)	Debt	0	0	0	0	0
April	Central Matching	All (Institution + Broker-Dealer)	Debt	1384898	312289	12351	1709538	331426
May	Central Matching	All (Institution + Broker-Dealer)	Debt	1520030	274664	12053	1806747	244924
June	Central Matching	All (Institution + Broker-Dealer)	Debt	1412204	253420	9334	1674958	146034
July	Central Matching	All (Institution + Broker-Dealer)	Debt	1468322	277791	13483	1759596	233592
August	Central Matching	All (Institution + Broker-Dealer)	Debt	1469304	279643	13003	1761950	207393
September	Central Matching	All (Institution + Broker-Dealer)	Debt	1515483	331727	16978	1864188	127148
October	Central Matching	All (Institution + Broker-Dealer)	Debt	1671340	346592	10775	2028707	73974
November	Central Matching	All (Institution + Broker-Dealer)	Debt	1531220	255440	11374	1798034	54832
December	Central Matching	All (Institution + Broker-Dealer)	Debt	1630809	277492	7073	1915374	44856
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Institution	Debt	0	0	0	0	0
February	Central Matching	Institution	Debt	0	0	0	0	0
March	Central Matching	Institution	Debt	0	0	0	0	0
April	Central Matching	Institution	Debt	622069	162789	2918	787776	16713
May	Central Matching	Institution	Debt	697654	149125	2813	849592	16712
June	Central Matching	Institution	Debt	654113	137723	2777	794613	12008
July	Central Matching	Institution	Debt	664692	149263	3897	817852	12314
August	Central Matching	Institution	Debt	663353	150290	2844	816487	12056
September	Central Matching	Institution	Debt	686395	172759	5562	864716	15711
October	Central Matching	Institution	Debt	758503	184984	3357	946844	13759
November	Central Matching	Institution	Debt	691352	136762	2232	830346	11811
December	Central Matching	Institution	Debt	727830	144235	2013	874078	12178
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date
January	Central Matching	Broker-Dealer	Debt	0	0	0	0	0
February	Central Matching	Broker-Dealer	Debt	0	0	0	0	0
March	Central Matching	Broker-Dealer	Debt	0	0	0	0	0
April	Central Matching	Broker-Dealer	Debt	762829	149500	9433	921762	314713
May	Central Matching	Broker-Dealer	Debt	822376	125539	9240	957155	228212
June	Central Matching	Broker-Dealer	Debt	758091	115697	6557	880345	134026
July	Central Matching	Broker-Dealer	Debt	803630	128528	9586	941744	221278
August	Central Matching	Broker-Dealer	Debt	805951	129353	10159	945463	195337
September	Central Matching	Broker-Dealer	Debt	829088	158968	11416	999472	111437
October	Central Matching	Broker-Dealer	Debt	912837	161608	7418	1081863	60215
November	Central Matching	Broker-Dealer	Debt	839868	118678	9142	967688	43021
December	Central Matching	Broker-Dealer	Debt	902979	133257	5060	1041296	32678

Total Number of US Allocations Submitted to CTM for Central Matching; Total Number of US Allocations Cancelled in CTM; Percentage of US Allocations Submitted Manually in CTM

Rule 17Ad-27(b)(3)(ii) - the total number of allocations submitted to the clearing agency

Rule 17Ad-27(b)(3)(iii) - the total number of confirmations submitted to the clearing agency, as well as the total number of confirmation cancelled by users

Rule 17Ad-27(b)(3)(vi) - Metrics concerning the use of manual and automated processes by the CMSP's users with respect to the CMSP's services that may be used to assess progress in facilitating STP

Notes Regarding Metrics:

  Metric based on trades where PSET field value is DTC. Please note, PSET is not a mandatory field and therefore this metric may exclude a small percentage of transactions if the PSET field is not populated upon client submission.
  Manual submission to CTM is defined as an allocation or confirm submitted via the CTM user interface.

Refer to the tables below for the Total Number of U.S. Allocations Submitted to CTM for Central Matching; Total Number of U.S. Allocations Cancelled in CTM; Percentage of U.S. Allocations Submitted Manually in CTM:

  Table 2.0 - Total Number of U.S. Allocations Submitted to CTM for Central Matching; Total Number of U.S. Allocations Cancelled in CTM; Percentage of U.S. Allocations Submitted Manually in CTM for institution user type and all asset class
  Table 2.1 - Total Number of U.S. Allocations Submitted to CTM for Central Matching; Total Number of U.S. Allocations Cancelled in CTM; Percentage of U.S. Allocations Submitted Manually in CTM for institution user type and equity asset class
  Table 2.2 - Total Number of U.S. Allocations Submitted to CTM for Central Matching; Total Number of U.S. Allocations Cancelled in CTM; Percentage of U.S. Allocations Submitted Manually in CTM for institution user type and debt asset class
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Institution	All (Equity + Debt)	0	0	0	0	0	0	0.00%
February	Central Matching	Institution	All (Equity + Debt)	0	0	0	0	0	0	0.00%
March	Central Matching	Institution	All (Equity + Debt)	0	0	0	0	0	0	0.00%
April	Central Matching	Institution	All (Equity + Debt)	4227778	8321745	150192	12699715	200483	42579	0.01%
May	Central Matching	Institution	All (Equity + Debt)	4215439	8892211	108524	13216174	176668	67107	0.01%
June	Central Matching	Institution	All (Equity + Debt)	3827170	9767296	90415	13684881	106015	42445	0.01%
July	Central Matching	Institution	All (Equity + Debt)	4513403	11517321	101673	16132397	89204	39650	0.01%
August	Central Matching	Institution	All (Equity + Debt)	4314385	12953986	84998	17353369	90541	43562	0.01%
September	Central Matching	Institution	All (Equity + Debt)	3964430	12569725	96594	16630749	129074	68400	0.01%
October	Central Matching	Institution	All (Equity + Debt)	4482593	14059939	77048	18619580	95154	54792	0.01%
November	Central Matching	Institution	All (Equity + Debt)	4741884	12735320	53002	17530206	98676	44063	0.01%
December	Central Matching	Institution	All (Equity + Debt)	5104642	12227378	423047	17755067	88204	38189	0.01%
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Institution	Equity	0	0	0	0	0	0	0.00%
February	Central Matching	Institution	Equity	0	0	0	0	0	0	0.00%
March	Central Matching	Institution	Equity	0	0	0	0	0	0	0.00%
April	Central Matching	Institution	Equity	3176458	7923941	142062	11242461	149332	18351	0.00%
May	Central Matching	Institution	Equity	3044545	8493776	96393	11634714	113784	38195	0.00%
June	Central Matching	Institution	Equity	2789030	9435752	82784	12307566	61275	20032	0.00%
July	Central Matching	Institution	Equity	3423667	11159923	93367	14676957	44367	17711	0.00%
August	Central Matching	Institution	Equity	3183735	12585714	76213	15845662	45245	19801	0.00%
September	Central Matching	Institution	Equity	2807600	12133798	80951	15022349	62345	37144	0.01%
October	Central Matching	Institution	Equity	3236459	13629362	67923	16933744	45987	28511	0.00%
November	Central Matching	Institution	Equity	3653759	12423108	47175	16124042	61458	22928	0.01%
December	Central Matching	Institution	Equity	3999986	11917166	418457	16335609	57940	21258	0.00%
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Institution	Debt	0	0	0	0	0	0	0.00%
February	Central Matching	Institution	Debt	0	0	0	0	0	0	0.00%
March	Central Matching	Institution	Debt	0	0	0	0	0	0	0.00%
April	Central Matching	Institution	Debt	1051320	397804	8130	1457254	51151	24228	0.02%
May	Central Matching	Institution	Debt	1170894	398435	12131	1581460	62884	28912	0.02%
June	Central Matching	Institution	Debt	1038140	331544	7631	1377315	44740	22413	0.03%
July	Central Matching	Institution	Debt	1089736	357398	8306	1455440	44837	21939	0.03%
August	Central Matching	Institution	Debt	1130650	368272	8785	1507707	45296	23761	0.04%
September	Central Matching	Institution	Debt	1156830	435927	15643	1608400	66729	31256	0.03%
October	Central Matching	Institution	Debt	1246134	430577	9125	1685836	49167	26281	0.03%
November	Central Matching	Institution	Debt	1088125	312212	5827	1406164	37218	21135	0.04%
December	Central Matching	Institution	Debt	1104656	310212	4590	1419458	30264	16931	0.05%

Total Number of US Confirmations Submitted to CTM for Central Matching; Total Number of US Confirmations Cancelled in CTM; Percentage of US Confirmations Submitted Manually in CTM

Rule 17Ad-27(b)(3)(ii) - the total number of allocations submitted to the clearing agency

Rule 17Ad-27(b)(3)(iii) - the total number of confirmations submitted to the clearing agency, as well as the total number of confirmation cancelled by users

Rule 17Ad-27(b)(3)(vi) - Metrics concerning the use of manual and automated processes by the CMSP's users with respect to the CMSP's services that may be used to assess progress in facilitating STP

Notes Regarding Metrics:

  Metric based on trades where PSET field value is DTC. Please note, PSET is not a mandatory field and therefore this metric may exclude a small percentage of transactions if the PSET field is not populated upon client submission.
  Manual submission to CTM is defined as an allocation or confirm submitted via the CTM user interface.

Refer to the tables below for the Total Number of U.S. Confirmations Submitted to CTM for Central Matching; Total Number of U.S. Confirmations Cancelled in CTM; Percentage of U.S. Confirmations Submitted Manually in CTM:

  Table 3.0 - Total Number of U.S. Confirmations Submitted to CTM for Central Matching; Total Number of U.S. Confirmations Cancelled in CTM; Percentage of U.S. Confirmations Submitted Manually in CTM for Broker-Dealer user type and all asset class
  Table 3.1 - Total Number of U.S. Confirmations Submitted to CTM for Central Matching; Total Number of U.S. Confirmations Cancelled in CTM; Percentage of U.S. Confirmations Submitted Manually in CTM for Broker-Dealer user type and equity asset class
  Table 3.2 - Total Number of U.S. Confirmations Submitted to CTM for Central Matching; Total Number of U.S. Confirmations Cancelled in CTM; Percentage of U.S. Confirmations Submitted Manually in CTM for Broker-Dealer user type and debt asset class
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Broker-Dealer	All (Equity + Debt)	0	0	0	0	0	0	0.00%
February	Central Matching	Broker-Dealer	All (Equity + Debt)	0	0	0	0	0	0	0.00%
March	Central Matching	Broker-Dealer	All (Equity + Debt)	0	0	0	0	0	0	0.00%
April	Central Matching	Broker-Dealer	All (Equity + Debt)	3691587	8611712	181302	12484601	329705	55557	0.12%
May	Central Matching	Broker-Dealer	All (Equity + Debt)	3617620	9169288	180772	12967680	282870	76372	0.13%
June	Central Matching	Broker-Dealer	All (Equity + Debt)	3327289	9833123	360348	13520760	194449	73134	0.11%
July	Central Matching	Broker-Dealer	All (Equity + Debt)	3942870	11566317	452298	15961485	171141	51703	0.10%
August	Central Matching	Broker-Dealer	All (Equity + Debt)	3817828	13201536	185692	17205056	152846	52997	0.10%
September	Central Matching	Broker-Dealer	All (Equity + Debt)	3497558	12779915	162739	16440212	215893	48905	0.11%
October	Central Matching	Broker-Dealer	All (Equity + Debt)	3957994	14277872	203707	18439573	167684	51331	0.15%
November	Central Matching	Broker-Dealer	All (Equity + Debt)	4156542	13084526	95406	17336474	180886	41813	0.13%
December	Central Matching	Broker-Dealer	All (Equity + Debt)	4512231	12622941	450514	17585686	165097	51802	0.12%
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Broker-Dealer	Equity	0	0	0	0	0	0	0.00%
February	Central Matching	Broker-Dealer	Equity	0	0	0	0	0	0	0.00%
March	Central Matching	Broker-Dealer	Equity	0	0	0	0	0	0	0.00%
April	Central Matching	Broker-Dealer	Equity	2707514	8219696	169767	11096977	226052	38204	0.07%
May	Central Matching	Broker-Dealer	Equity	2554139	8770286	163194	11487619	174494	54288	0.08%
June	Central Matching	Broker-Dealer	Equity	2365049	9497039	348970	12211058	107819	36987	0.07%
July	Central Matching	Broker-Dealer	Equity	2919186	11205720	437300	14562206	94219	32851	0.05%
August	Central Matching	Broker-Dealer	Equity	2761110	12825689	172576	15759375	80574	40081	0.06%
September	Central Matching	Broker-Dealer	Equity	2419800	12340650	142715	14903165	106067	27351	0.06%
October	Central Matching	Broker-Dealer	Equity	2793914	13834412	192554	16820880	85365	37767	0.11%
November	Central Matching	Broker-Dealer	Equity	3136658	12760020	84769	15981447	120656	30896	0.09%
December	Central Matching	Broker-Dealer	Equity	3472843	12295202	442016	16210061	99315	29327	0.07%
Month	Service Type	User Type	Asset Class	Submitted By 4PM ET on Trade Date	Submitted Between 4PM-7PM ET on Trade Date	Submitted Between 7PM-Midnight ET on Trade Date	Total Submitted on Trade Date	Total Submitted after Trade Date	Total Cancelled	% Manual Submission
January	Central Matching	Broker-Dealer	Debt	0	0	0	0	0	0	0.00%
February	Central Matching	Broker-Dealer	Debt	0	0	0	0	0	0	0.00%
March	Central Matching	Broker-Dealer	Debt	0	0	0	0	0	0	0.00%
April	Central Matching	Broker-Dealer	Debt	984073	392016	11535	1387624	103653	17353	0.45%
May	Central Matching	Broker-Dealer	Debt	1063481	399002	17578	1480061	108376	22084	0.55%
June	Central Matching	Broker-Dealer	Debt	962240	336084	11378	1309702	86630	36147	0.49%
July	Central Matching	Broker-Dealer	Debt	1023684	360597	14998	1399279	76922	18852	0.55%
August	Central Matching	Broker-Dealer	Debt	1056718	375847	13116	1445681	72272	12916	0.53%
September	Central Matching	Broker-Dealer	Debt	1077758	439265	20024	1537047	109826	21554	0.48%
October	Central Matching	Broker-Dealer	Debt	1164080	443460	11153	1618693	82319	13564	0.51%
November	Central Matching	Broker-Dealer	Debt	1019884	324506	10637	1355027	60230	10917	0.57%
December	Central Matching	Broker-Dealer	Debt	1039388	327739	8498	1375625	65782	22475	0.62%

Total Number of US Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of US Confirmations Cancelled in TradeSuite ID;Percentage of US Confirmations Submitted Manually in TradeSuite ID

Rule 17Ad-27(b)(3)(ii) - the total number of allocations submitted to the clearing agency

Rule 17Ad-27(b)(3)(iii) - the total number of confirmations submitted to the clearing agency, as well as the total number of confirmation cancelled by users

Rule 17Ad-27(b)(3)(vi) - Metrics concerning the use of manual and automated processes by the CMSP's users with respect to the CMSP's services that may be used to assess progress in facilitating STP.

Notes Regarding Metrics:

  Trades are summarized by month based on Trade Date.
  Manual submission to TradeSuite ID is defined as confirm submitted via TradeSuite ID Web or Participant Browser System ("PBS").
  TradeSuite ID Cancellation count is inclusive of all cancellations in the system including M2i cancels.
  The CTM to TradeSuite ID metrics represent the confirms submitted via CTM's M2i auto-affirmation workflow to TradeSuite ID for affirmation. The Broker-Dealer to TradeSuite ID metrics include the total count of confirms submitted directly to TradeSuite ID, from CTM (non M2i) or other mechanism by the broker.

Refer to the below tables for the Total Number of U.S. Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of U.S. Confirmations Cancelled in TradeSuite ID; Percentage of U.S. Confirmations Submitted Manually in TradeSuite ID:

  Table 4.0 - Total Number of U.S. Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of U.S. Confirmations Cancelled in TradeSuite ID; Percentage of U.S. Confirmations Submitted Manually in TradeSuite ID for Broker-Dealer user type and all asset class
  Table 4.1 - Total Number of U.S. Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of U.S. Confirmations Cancelled in TradeSuite ID; Percentage of U.S. Confirmations Submitted Manually in TradeSuite ID for Broker-Dealer user type and equity asset class
  Table 4.2 - Total Number of U.S. Confirmations Submitted to TradeSuite ID for Affirmation; Total Number of U.S. Confirmations Cancelled in TradeSuite ID; Percentage of U.S. Confirmations Submitted Manually in TradeSuite ID for Broker-Dealer user type and debt asset class
Month	User Type	Asset Class	Broker-Dealer to TradeSuite ID					CTM to TradeSuite ID					Total on Trade Date	Total Cancelled	% Manual Submission
			By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date	By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date
January	Broker-Dealer	All (Equity + Debt)	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
February	Broker-Dealer	All (Equity + Debt)	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
March	Broker-Dealer	All (Equity + Debt)	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
April	Broker-Dealer	All (Equity + Debt)	5428548	25059018	1849464	32337030	438192	297171	2583692	13407	2894270	12147	35231300	224394	0.00%
May	Broker-Dealer	All (Equity + Debt)	5046095	25529422	1668026	32243543	352856	460784	2696327	27107	3184218	17142	35427761	194835	0.01%
June	Broker-Dealer	All (Equity + Debt)	5162163	22725956	1330229	29218348	74013	439902	2754037	96230	3290169	3904	32508517	153379	0.07%
July	Broker-Dealer	All (Equity + Debt)	6088000	23031066	1675454	30794520	75801	573049	3617004	77240	4267293	5867	35061813	141987	0.09%
August	Broker-Dealer	All (Equity + Debt)	5747844	22413794	1712678	29874316	75923	541117	4763136	69290	5373543	4269	35247859	161476	0.08%
September	Broker-Dealer	All (Equity + Debt)	5281722	21857478	1199286	28338486	111492	484257	4803017	27147	5314421	7828	33652907	170845	0.09%
October	Broker-Dealer	All (Equity + Debt)	5938228	24478825	1201023	31618076	82723	566339	5427143	50975	6044457	7249	37662533	152400	0.10%
November	Broker-Dealer	All (Equity + Debt)	6585915	22922515	1105246	30613676	77999	662563	4815074	14962	5492599	5747	36106275	151563	0.10%
December	Broker-Dealer	All (Equity + Debt)	7059593	22978723	1465337	31503653	50866	681239	4284143	96101	5061483	2967	36565136	167802	0.10%
Month	User Type	Asset Class	Broker-Dealer to TradeSuite ID					CTM to TradeSuite ID					Total on Trade Date	Total Cancelled	% Manual Submission
			By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date	By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date
January	Broker-Dealer	Equity	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
February	Broker-Dealer	Equity	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
March	Broker-Dealer	Equity	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
April	Broker-Dealer	Equity	4440865	24541900	1834189	30816954	345299	265627	2554734	13029	2833390	10374	33650344	181455	0.00%
May	Broker-Dealer	Equity	4085682	25025542	1649696	30760920	240149	400771	2651884	25939	3078594	12807	33839514	154866	0.00%
June	Broker-Dealer	Equity	4278946	22269326	1318942	27867214	12935	362388	2714855	95375	3172618	224	31039832	124267	0.06%
July	Broker-Dealer	Equity	5150905	22559413	1662796	29373114	10898	489167	3573570	75758	4138495	664	33511609	116756	0.07%
August	Broker-Dealer	Equity	4742045	21934869	1699367	28376281	8157	457441	4716724	68642	5242807	336	33619088	134098	0.07%
September	Broker-Dealer	Equity	4292211	21339364	1178688	26810263	12741	391057	4745383	25112	5161552	627	31971815	143011	0.07%
October	Broker-Dealer	Equity	4883741	23919905	1189664	29993310	19359	462742	5369151	48916	5880809	1646	35874119	121049	0.08%
November	Broker-Dealer	Equity	5676605	22511528	1094423	29282556	21657	582607	4779009	13679	5375295	1867	34657851	127790	0.08%
December	Broker-Dealer	Equity	6114537	22552595	1457617	30124749	8043	584283	4245150	95748	4925181	733	35049930	143968	0.09%
Month	User Type	Asset Class	Broker-Dealer to TradeSuite ID					CTM to TradeSuite ID					Total on Trade Date	Total Cancelled	% Manual Submission
			By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date	By 4PM ET on Trade Date	Between 4PM-7PM ET on Trade Date	Between 7PM-Midnight ET on Trade Date	Total on Trade Date	Total after Trade Date
January	Broker-Dealer	Debt	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
February	Broker-Dealer	Debt	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
March	Broker-Dealer	Debt	0	0	0	0	0	0	0	0	0	0	0	0	0.00%
April	Broker-Dealer	Debt	987683	517118	15275	1520076	92893	31544	28958	378	60880	1773	1580956	42939	0.00%
May	Broker-Dealer	Debt	960413	503880	18330	1482623	112707	60013	44443	1168	105624	4335	1588247	39969	0.13%
June	Broker-Dealer	Debt	883217	456630	11287	1351134	61078	77514	39182	855	117551	3680	1468685	29112	0.28%
July	Broker-Dealer	Debt	937095	471653	12658	1421406	64903	83882	43434	1482	128798	5203	1550204	25231	0.40%
August	Broker-Dealer	Debt	1005799	478925	13311	1498035	67766	83676	46412	648	130736	3933	1628771	27378	0.39%
September	Broker-Dealer	Debt	989511	518114	20598	1528223	98751	93200	57634	2035	152869	7201	1681092	27834	0.41%
October	Broker-Dealer	Debt	1054487	558920	11359	1624766	63364	103597	57992	2059	163648	5603	1788414	31351	0.48%
November	Broker-Dealer	Debt	909310	410987	10823	1331120	56342	79956	36065	1283	117304	3880	1448424	23773	0.52%
December	Broker-Dealer	Debt	945056	426128	7720	1378904	42823	96956	38993	353	136302	2234	1515206	23834	0.41%

TradeSuite ID Affirmation Rates

Rule 17Ad-27(b)(3)(iv) - Percentage of confirmation submitted to the clearing agency that are affirmed on trade date

Rule 17Ad-27(b)(3)(v) - Percentage of allocations and confirmations submitted to the clearing agency that are matched and automatically confirmed through the clearing agency's service

Notes Regarding Metrics:

  Trades are summarized by month based on Trade Dated.
  The Automatic Affirmation metrics represent the percent of confirms submitted to TradeSuite ID which have a final status of affirmed and were auto-affirmed via (i) the M2i CTM Match, where the broker's CTM confirms flow directly from CTM to TradeSuite ID and are auto affirmed when the trade is Match Agreed ("MAGR"), or (ii) auto-affirmed via the M2i TradeMatch, where the investment manager's allocations flow directly from CTM into TradeSuite ID when the trade is MAGR and allocations are compared to broker confirms for matching and auto-affirmation in TradeMatch.
  Manual Affirmation metrics include the percent of confirms submitted to TradeSuite ID which have a final status of affirmed and were not auto-affirmed via the M2i workflow.

Refer to the below table for TradeSuite ID Affirmation Rates:

  Table 5.0 - TradeSuite ID Affirmation Rates for all asset class
  Table 5.1 - TradeSuite ID Affirmation Rates for equity asset class
  Table 5.2 - TradeSuite ID Affirmation Rates for debt asset class
Month	Asset Class	Overall			Affirmation Timing	Automatic Affirmation		Manual Affirmation
		Bilateral Flow	Prime Broker Flow	Overall Affirmation Rate		M2i CTM Match	M2i TradeMatch Match	ETC TradeSuite ID
January	All (Equity + Debt)	0.00%	0.00%	0.00%	Trade Date (9PM ET)	0.00%	0.00%	0.00%
		0.00%	0.00%	0.00%	Trade Date	0.00%	0.00%	0.00%
February	All (Equity + Debt)	0.00%	0.00%	0.00%	Trade Date (9PM ET)	0.00%	0.00%	0.00%
		0.00%	0.00%	0.00%	Trade Date	0.00%	0.00%	0.00%
March	All (Equity + Debt)	0.00%	0.00%	0.00%	Trade Date (9PM ET)	0.00%	0.00%	0.00%
		0.00%	0.00%	0.00%	Trade Date	0.00%	0.00%	0.00%
April	All (Equity + Debt)	69.70%	91.56%	83.42%	Trade Date (9PM ET)	98.65%	90.89%	62.10%
		72.54%	92.72%	85.21%	Trade Date	98.67%	91.24%	65.79%
May	All (Equity + Debt)	75.84%	96.32%	88.67%	Trade Date (9PM ET)	98.71%	93.94%	68.81%
		79.22%	96.97%	90.34%	Trade Date	98.76%	94.09%	73.38%
June	All (Equity + Debt)	89.11%	98.08%	94.41%	Trade Date (9PM ET)	99.71%	96.77%	85.86%
		91.62%	98.56%	95.72%	Trade Date	99.73%	96.77%	89.31%
July	All (Equity + Debt)	90.29%	98.11%	94.97%	Trade Date (9PM ET)	99.57%	95.49%	87.95%
		92.43%	98.72%	96.19%	Trade Date	99.60%	95.49%	90.85%
August	All (Equity + Debt)	91.52%	98.17%	95.59%	Trade Date (9PM ET)	99.70%	95.86%	89.46%
		92.90%	98.58%	96.38%	Trade Date	99.72%	95.86%	91.34%
September	All (Equity + Debt)	91.17%	97.65%	95.11%	Trade Date (9PM ET)	99.41%	95.22%	89.11%
		92.79%	98.03%	95.98%	Trade Date	99.44%	95.23%	91.35%
October	All (Equity + Debt)	90.97%	98.31%	95.49%	Trade Date (9PM ET)	99.57%	96.42%	88.56%
		92.75%	98.43%	96.25%	Trade Date	99.58%	96.42%	91.00%
November	All (Equity + Debt)	91.88%	98.33%	95.71%	Trade Date (9PM ET)	99.67%	96.77%	89.83%
		92.96%	98.55%	96.28%	Trade Date	99.68%	96.77%	91.28%
December	All (Equity + Debt)	92.89%	98.32%	95.98%	Trade Date (9PM ET)	99.85%	97.39%	90.96%
		94.15%	98.42%	96.59%	Trade Date	99.86%	97.39%	92.67%
Month	Asset Class	Overall			Affirmation Timing	Automatic Affirmation		Manual Affirmation
		Bilateral Flow	Prime Broker Flow	Overall Affirmation Rate		M2i CTM Match	M2i TradeMatch Match	ETC TradeSuite ID
January	Equity	0.00%	0.00%	0.00%	Trade Date (9PM ET)	0.00%	0.00%	0.00%
		0.00%	0.00%	0.00%	Trade Date	0.00%	0.00%	0.00%
February	Equity	0.00%	0.00%	0.00%	Trade Date (9PM ET)	0.00%	0.00%	0.00%
		0.00%	0.00%	0.00%	Trade Date	0.00%	0.00%	0.00%
March	Equity	0.00%	0.00%	0.00%	Trade Date (9PM ET)	0.00%	0.00%	0.00%
		0.00%	0.00%	0.00%	Trade Date	0.00%	0.00%	0.00%
April	Equity	70.31%	91.88%	84.21%	Trade Date (9PM ET)	98.79%	93.90%	62.69%
		73.42%	93.02%	86.05%	Trade Date	98.80%	94.32%	66.65%
May	Equity	76.50%	96.64%	89.46%	Trade Date (9PM ET)	99.07%	96.64%	69.52%
		80.20%	97.29%	91.20%	Trade Date	99.07%	96.81%	74.42%
June	Equity	90.09%	98.29%	95.06%	Trade Date (9PM ET)	99.99%	98.62%	86.93%
		92.80%	98.78%	96.43%	Trade Date	99.99%	98.63%	90.59%
July	Equity	91.38%	98.27%	95.60%	Trade Date (9PM ET)	99.99%	97.82%	89.00%
		93.68%	98.88%	96.87%	Trade Date	99.99%	97.82%	92.07%
August	Equity	92.69%	98.31%	96.22%	Trade Date (9PM ET)	99.99%	98.20%	90.63%
		94.18%	98.73%	97.04%	Trade Date	99.99%	98.20%	92.62%
September	Equity	92.61%	97.85%	95.90%	Trade Date (9PM ET)	99.98%	97.88%	90.55%
		94.39%	98.24%	96.81%	Trade Date	99.98%	97.88%	92.95%
October	Equity	91.93%	98.47%	96.08%	Trade Date (9PM ET)	99.95%	98.10%	89.62%
		93.88%	98.59%	96.87%	Trade Date	99.95%	98.10%	92.23%
November	Equity	92.75%	98.48%	96.23%	Trade Date (9PM ET)	99.90%	98.28%	90.77%
		93.90%	98.70%	96.81%	Trade Date	99.90%	98.29%	92.30%
December	Equity	93.61%	98.47%	96.44%	Trade Date (9PM ET)	99.98%	98.64%	91.76%
		94.96%	98.57%	97.06%	Trade Date	99.98%	98.64%	93.56%
Month	Asset Class	Overall			Affirmation Timing	Automatic Affirmation		Manual Affirmation
		Bilateral Flow	Prime Broker Flow	Overall Affirmation Rate		M2i CTM Match	M2i TradeMatch Match	ETC TradeSuite ID
January	Debt	0.00%	0.00%	0.00%	Trade Date (9PM ET)	0.00%	0.00%	0.00%
		0.00%	0.00%	0.00%	Trade Date	0.00%	0.00%	0.00%
February	Debt	0.00%	0.00%	0.00%	Trade Date (9PM ET)	0.00%	0.00%	0.00%
		0.00%	0.00%	0.00%	Trade Date	0.00%	0.00%	0.00%
March	Debt	0.00%	0.00%	0.00%	Trade Date (9PM ET)	0.00%	0.00%	0.00%
		0.00%	0.00%	0.00%	Trade Date	0.00%	0.00%	0.00%
April	Debt	63.36%	76.44%	67.06%	Trade Date (9PM ET)	97.10%	74.44%	54.36%
		63.51%	78.47%	67.74%	Trade Date	97.16%	74.45%	54.60%
May	Debt	69.15%	81.35%	72.54%	Trade Date (9PM ET)	95.19%	79.72%	59.63%
		69.32%	82.08%	72.86%	Trade Date	95.66%	79.75%	59.84%
June	Debt	78.07%	88.66%	81.05%	Trade Date (9PM ET)	96.45%	86.31%	70.33%
		78.25%	88.95%	81.26%	Trade Date	96.77%	86.32%	70.58%
July	Debt	78.27%	90.50%	81.58%	Trade Date (9PM ET)	95.36%	83.08%	72.51%
		78.47%	91.12%	81.90%	Trade Date	95.64%	83.08%	72.82%
August	Debt	79.58%	91.53%	82.82%	Trade Date (9PM ET)	96.72%	85.12%	73.27%
		79.85%	91.87%	83.11%	Trade Date	96.95%	85.14%	73.71%
September	Debt	78.30%	88.39%	80.80%	Trade Date (9PM ET)	94.69%	83.94%	71.88%
		78.47%	88.69%	81.01%	Trade Date	94.98%	83.97%	72.12%
October	Debt	81.63%	90.83%	84.07%	Trade Date (9PM ET)	96.23%	88.65%	74.71%
		81.74%	91.10%	84.23%	Trade Date	96.36%	88.66%	74.89%
November	Debt	80.59%	91.18%	83.72%	Trade Date (9PM ET)	96.49%	88.24%	73.51%
		80.69%	91.34%	83.83%	Trade Date	96.62%	88.25%	73.66%
December	Debt	83.23%	91.35%	85.60%	Trade Date (9PM ET)	98.17%	89.71%	76.81%
		83.34%	91.84%	85.82%	Trade Date	98.24%	89.71%	77.00%

Additional Measurements of Progress in Facilitating Straight-Through Processing

Rule 17Ad-27(b)(3)(vi) - Metrics concerning the use of manual and automated processes by the CMSP's users with respect to the CMSP's services that may be used to assess progress in facilitating STP

Notes Regarding Metrics:

  All ALERT metrics are based on ALERT Method "DTC" only.
  SSI Enrichment Rates are based on CTM transactions where PSET field value is DTC.
  Please note, PSET is not a mandatory field and therefore this metric may exclude a small percentage of transactions if the PSET field is not populated in CTM.
  Asset Class categorization for each metric is determined by the source Service (CTM, TradeSuite ID, or ALERT).
  SSI Compliance, refers to how ALERT helps bring confidence that the SSI data is in compliance with the latest industry and Securities Market Practice Group standards.
  SSI Managed Rate reflects the percentage of DTCC SSIs maintained and managed directly by the Investment Manager or by a source provider (e.g. Custodian, Prime Broker).

Refer to the below tables for Additional Measurements of Progress in Facilitating Straight-Through Processing:

  Table 6.0 - Additional Measurements of Progress in Facilitating Straight-Through Processing for all asset class
  Table 6.1 - Additional Measurements of Progress in Facilitating Straight-Through Processing for equity asset class
  Table 6.2 - Additional Measurements of Progress in Facilitating Straight-Through Processing for debt asset class
Month	Asset Class	SSI Compliance Rate		Institution SSI Managed Rate		SSI Enrichment Rate
		Institution	Broker-Dealer	Custodian or Prime Broker	Institution	Broker-Dealer CTM Blocks			Institution CTM Allocations
						Alert Enrichment	Manual Enrichment	No Enrichment	Alert Enrichment	Manual Enrichment	No Enrichment
January	All (Equity + Debt)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
February	All (Equity + Debt)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
March	All (Equity + Debt)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
April	All (Equity + Debt)	99.14%	58.87%	18.55%	81.45%	97.80%	0.26%	1.88%	82.17%	13.36%	7.79%
May	All (Equity + Debt)	99.14%	59.24%	18.61%	81.39%	97.68%	0.29%	1.89%	82.03%	10.99%	9.58%
June	All (Equity + Debt)	99.10%	59.44%	18.63%	81.37%	97.93%	0.25%	1.80%	75.33%	10.04%	14.85%
July	All (Equity + Debt)	99.37%	70.68%	18.80%	81.20%	97.91%	0.21%	1.89%	76.81%	8.74%	14.94%
August	All (Equity + Debt)	99.39%	71.02%	18.82%	81.18%	98.26%	0.23%	1.70%	81.61%	7.70%	11.56%
September	All (Equity + Debt)	99.34%	71.92%	18.97%	81.03%	98.36%	0.24%	1.52%	88.77%	8.07%	5.97%
October	All (Equity + Debt)	99.37%	72.12%	19.02%	80.98%	98.13%	0.23%	1.67%	89.18%	7.61%	6.04%
November	All (Equity + Debt)	99.40%	72.41%	19.09%	80.91%	98.07%	0.26%	1.72%	88.38%	8.17%	6.22%
December	All (Equity + Debt)	99.40%	72.76%	19.10%	80.90%	98.12%	0.20%	1.71%	88.17%	8.60%	5.71%
Month	Asset Class	SSI Compliance Rate		Institution SSI Managed Rate		SSI Enrichment Rate
		Institution	Broker-Dealer	Custodian or Prime Broker	Institution	Broker-Dealer CTM Blocks			Institution CTM Allocations
						Alert Enrichment	Manual Enrichment	No Enrichment	Alert Enrichment	Manual Enrichment	No Enrichment
January	Equity	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
February	Equity	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
March	Equity	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
April	Equity	99.07%	56.63%	18.73%	81.27%	97.98%	0.04%	1.92%	82.70%	12.71%	7.64%
May	Equity	99.07%	56.98%	18.78%	81.22%	97.94%	0.04%	1.89%	81.85%	10.73%	9.68%
June	Equity	99.06%	57.13%	18.81%	81.19%	98.20%	0.04%	1.75%	74.24%	9.90%	15.93%
July	Equity	99.35%	69.26%	18.98%	81.02%	98.11%	0.04%	1.86%	76.21%	8.32%	15.77%
August	Equity	99.37%	69.64%	19.01%	80.99%	98.48%	0.03%	1.68%	81.41%	7.28%	11.94%
September	Equity	99.37%	70.38%	19.17%	80.83%	98.62%	0.04%	1.46%	89.48%	7.46%	5.50%
October	Equity	99.39%	70.33%	19.26%	80.74%	98.41%	0.04%	1.59%	89.80%	7.10%	5.61%
November	Equity	99.42%	70.36%	19.33%	80.67%	98.35%	0.04%	1.67%	88.80%	7.85%	5.82%
December	Equity	99.42%	70.62%	19.34%	80.66%	98.34%	0.04%	1.66%	88.51%	8.36%	5.35%
Month	Asset Class	SSI Compliance Rate		Institution SSI Managed Rate		SSI Enrichment Rate
		Institution	Broker-Dealer	Custodian or Prime Broker	Institution	Broker-Dealer CTM Blocks			Institution CTM Allocations
						Alert Enrichment	Manual Enrichment	No Enrichment	Alert Enrichment	Manual Enrichment	No Enrichment
January	Debt	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
February	Debt	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
March	Debt	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
April	Debt	99.21%	61.96%	18.37%	81.63%	96.58%	1.75%	1.65%	78.15%	18.24%	8.50%
May	Debt	99.21%	62.38%	18.45%	81.55%	95.73%	2.12%	1.93%	83.30%	12.85%	9.11%
June	Debt	99.15%	62.63%	18.46%	81.54%	95.41%	2.23%	2.13%	84.76%	11.24%	9.06%
July	Debt	99.39%	72.62%	18.62%	81.38%	95.91%	1.85%	2.05%	82.73%	12.93%	10.09%
August	Debt	99.41%	72.91%	18.64%	81.36%	95.75%	2.40%	1.86%	83.62%	11.97%	9.18%
September	Debt	99.31%	74.07%	18.78%	81.22%	95.49%	2.49%	1.93%	82.35%	13.48%	8.55%
October	Debt	99.35%	74.61%	18.80%	81.20%	94.82%	2.62%	2.26%	83.05%	12.61%	8.60%
November	Debt	99.38%	75.24%	18.85%	81.15%	94.48%	3.01%	2.13%	83.66%	11.74%	8.90%
December	Debt	99.39%	75.68%	18.87%	81.13%	95.35%	2.22%	2.17%	84.42%	11.25%	8.24%

Certificate of Central Matching Service Provider

The undersigned certifies that the information given in this report on behalf of the central matching service provider is true and correct.

Signature

Brian Steele

Brian Steele

Officer

Appendix

Glossary of Terms

"AFME" means, Association for Financial Markets in Europe.

"Allocation", means, the designation of a portion of the shares of a block to the account of a specific investment. It is also equivalent to a confirmation or contract that an executing broker submits.

"ASIFMA" means, Asia Securities Industry & Financial Markets Association.

"BIC" means, Bank Identifier Code; a unique code issued by the Society for Worldwide Interbank Financial Telecommunication (SWIFT), assigned to all banks and financial institutions to identify a specific client.

"Bi-lateral flow", is either processed directly into TradeSuite ID or via CTM after matching.

"Block", means, an order for many shares or contracts, sold in a lump sum. A block trade represents data that are common to the underlying allocations. An investment manager or executing broker can send a block trade into CTM.

"BoW", the Book of Work which defines ITP's execution and delivery plans for the year, inclusive of which initiatives are in support of furthering STP.

"Broker" means, is a person or firm in the business of buying and selling securities for its own account or on behalf of its customers. Broker-dealers, including brokers acting as clearing brokers, brokers acting as agents or correspondents for other brokers, and traditional executing brokers.

"Business Continuity", resiliency is first and foremost for DTCC in respect to ensuring business continuity for its critical processes. DTCC has tools in place to ensure continuity of its critical services."

"Cancel" means, reversing a trade.

"CDS" means, The Canadian Depository for Securities Limited.

"Clients" which include a broad array of securities market participants, including (i) investment managers, investment manager outsourcers ("IMOs"), hedge funds, and other institutions (all, "institutions"); (ii) broker-dealers including brokers acting as clearing brokers, brokers acting as agents or correspondents for other brokers, and traditional executing brokers; (iii) custodians (including global custodians and regional custodians), as well as brokers who are acting in the capacity as a custodian by providing prime brokerage Services to their underlying clients; and (iv) agents, including certain parties who may not have an active role in post-trade processing but may have an interest in, or need access to the Services for the administration of the allocation, confirmation, matching, and/or allocation process.

"Client Facing Dashboard" is a tool that provides IMs with the functionality to manage and update their matching profiles and broker matching groups (BRMGs), both of which are essential components in the CTM pairing and matching process.

"Client Working Groups" are Service-specific meetings comprised of Clients who represent the Service community who have a strong working knowledge of the particular Service. Client Working Groups are established by Management, subject to a charter, and their goal is to maintain and enhance the Client experience and capture feedback on features, functionality, and strategic priorities, which may inform the Strategy.

"CMSP" means, Central Matching Service Provider, which assists in facilitating communication among a broker-dealer, an institutional investor or its investment adviser, and the institutional investor's custodian to reach agreement on the details of a securities trade.

"Confirmation" or "Trade Confirm", means, the acknowledgement provided by a Broker-Dealer indicating that a trade has been completed. This "initial contract" between the Investment Manager (IM) and the Broker-Dealer depicts the details of an agreed-upon trade. It contains details, such as the identity of the security, whether the trade is a buy or a sell, the share quantity, execution price, commission, fees, date, and settlement terms of the trade. A Broker-Dealer Confirmation and corresponding Affirmation "ensures" that both parties to the trade are in agreement.

"CTM" is a central matching platform used by end-user clients to allocate and centrally match transactions globally across multiple asset classes. CTM automates the trade confirmation process, including the option to enrich confirmations with disclosures via inSITE (additional subscription). CTM also facilitates matching and straight-through processing by offering workflows where end-user clients provide their own Standing Settlement Instructions (SSIs), or enable SSI enrichment. CTM automatically provides access to ITP Data Analytics Operational Metrics (including a "T+1 Scorecard") and Trade Archive and includes the option to access Confirm Archive. A DTCC ITP end-user client can subscribe to CTM as a standalone service; additional functionality described may require additional subscription documentation.

"Custodian" means, financial institution that holds customers' securities for safekeeping to prevent them from being stolen or lost. Custodians (including global custodians and regional custodians), as well as brokers who are acting in the capacity as a custodian by providing prime brokerage Services to their underlying clients.

"Design Partner Working Groups", are established from time to time by Management, subject to a charter, and their goal is to work with a subset of members from a Client segment to gather feedback on particular features and functionality when designing and developing a new Service, optional workflow, or add-on/ancillary Service. Membership is generally driven by Clients who share the use-case of a challenge which the Design Partner Working Group is tasked with trying to solve. Participants in these working groups, at times, may also evolve into the target group for the ITP Early Adopters Program.

"DTC" means, The Depository Trust Company.

"DTCC" means, Depository Trust and Clearing Corporation.

"DTCC Enterprise" DTCC institutes a shared services model to operate its multiple subsidiaries., including DTCC ITP and ITPM and other affiliates within ITP. Pursuant to this model, ITPM and the entities supporting ITP receive services from various entities which are controlled by DTCC and under common control with ITPM pursuant to service agreements (the "Service Agreements"). ITPM's activities are conducted entirely pursuant to these support services and the received through the Services Agreements, including through the personnel made available to it pursuant to the Services Agreements.

"DTCC ITP" means, DTCC ITP LLC.

"DTCC Partner Program", connects clients and industry participants across the post-trade ecosystem through integrated workflows that deliver value to our partners and efficiencies to our mutual clients.

"Early Adopters" are Clients participating in the Early Adopter Program which may be made to Clients when considering/developing a new, or significant enhancement to, a Service(s), workflow(s) and/or add-on/ancillary Service(s), and/or looking to drive community build.

"EFAMA" means, European Fund and Asset Management Association.

"Exceptions", occurs if no match is found for a trade.

"ETC", means Electronic Trade Confirmation.

"ETF", means Electronic Trading Funds.

"IM" means, individuals or organizations who handle activities related to financial planning, investing, and managing a portfolio for their clients. IMs can be (i) investment managers, investment manager outsourcers ("IMOs"), hedge funds, and other institutions (all, "institutions").

"Incident Management & Crisis Response", when an unexpected service disruption or degradation occurs, impacting clients' ability to perform normal operations, DTCC works to restore service as quickly as possible.

"ISITC" means, International Securities Association for Institutional Trade Communication.

"ISSA" means, International Securities Services Association.

"ITP", refers to the ITP Business, which is the global provider of the Services which DTCC ITP licenses to certain non-U.S. subsidiaries of DTCC the right to use DTCC ITP's intellectual property relating to the Services (including sublicensing intellectual property rights that the Applicant receives from DTCC ITP Matching pursuant to the DTCC ITP-DTCC ITP Matching Services Agreement) in certain non-U.S. jurisdictions in order for such subsidiaries to provide Services in such jurisdictions. Although the non-U.S. subsidiaries provide Services in such jurisdictions, such Services are performed by the DTCC ITP's systems located in the United States with respect to U.S. and/or DTC-eligible securities.

"ITP Early Adopter Program" , established at the discretion of Management, an Early Adopter Program may be available to Clients when considering/developing a new, or significant enhancement to, a Service(s), workflow(s) and/or add-on/ancillary Service(s), and/or looking to encourage community adoption. An Early Adopter Program may or may not be associated with a Design Partner Working Group, as previously described in Section 8. Management will establish a charter which clearly defines Client participation requirements/criteria, including Client profile, expected duration of the program, and incentives for the participating Client(s) for the Client(s)' consideration before committing to participate. Pursuant to the applicable charter, Clients are expected to act in good faith and participate as agreed. It is noted and agreed that it is in the Management's sole discretion to grant any extensions.

"ITPM" means, DTCC ITP Matching (U.S.) LLC.

"LEI" means, Legal Entity Identifier; a reference data tool to standardize how a counterparty is identified on financial transactions.

"MENA IDs" are identifiers used in the Middle East and North Africa.

"MSA" means, a Master Services Agreement documenting the legal terms and conditions governing the Services set forth in the DTCC ITP Services Catalog.

"Mutual Clients" refers to persons who, at the relevant time, are clients of STP Partner, and of DTCC ITP or any of its affiliates utilizing the Interface.

"Omni", means omnibus; IMs settle multiple debt/equity allocations in a block at a subset of custodians.

"PBS" means, Participant Browser System.

"PoC" means Proof of Concept.

"Prime Broker Flow", transactions direct into TradeSuite ID for processing and settlement at NSCC or DTC.

"Procedures", as further set forth under the MSA, Procedures include any documentation posted on DTCC.com (including the DTCC Learning Center) which are designed to guide Clients on how ITP Services and related systems work and what is expected of Clients when using the Services. To elaborate on the definition provided in the MSA, Procedures include, without limitation: (i) policies and procedures communicated to Clients, such as the DTCC ITPM Central Matching Service Provider (CMSP) Policy; (ii) the Service-Specific Terms Addendum (which is an addendum to the MSA which covers specific terms of use for particular Services), DTCC's security, privacy, and general web access terms and conditions periodically communicated to Clients; and (iii) Service Guides, which are client-facing user terms, operating materials and best practices, and similar operational and instructional information about ITP Services, located on the DTCC Learning Center.

"PSET" means, Place of Settlement; that is, the central security depository (CSD) or international central security depository (ICSD) where the clearance is taking place.

Regional Advisory Councils ("RAC") are Client groups established by Management, subject to a charter, and their goal is to represent the Client perspective with regards to ITP's Strategy and its Services. The feedback received and items discussed at the RACs are intended to be collected and reviewed periodically, with material updates reviewed with Management and reported to the Board as appropriate.

"Report" means, the CMSP Annual Report.

"Reporting Period" means, the months covered in the Report.

"SEC" means, the U.S. Securities and Exchange Commission.

"Services" means, ITP offers Services that support post-trade allocation, confirmation, matching, and affirmation of institutional securities transactions executed by broker-dealers and institutions.

"Services Catalog" which describes the Service offerings available to Clients and is the framework by which ITP strives to offer, contract and communicate Service offerings with Clients.

"STP" means, generally, processes that allow for the automation of the entire trade process from trade execution through settlement without manual intervention, including to meet shortened settlement requirements.

"STP Strategy" is defined as part of the initial ITP Strategy planning.

"Strategy" is set by the DTCC ITP General Manager and the Principal of ITPM for the ITP Business globally, with input from various fora. The ITP strategy drives the ITPM STP strategy, as well as the annual BoW and resulting Roadmap.

"T" means, trade date.

"Terms" means, the Agreement (the MSA, Order Form, Fee Provisions, SOWs), together with the Procedures, each as amended from time to time.

"TradeSuite ID" automates the electronic distribution of trade details between counterparties for post-trade processing of DTC-eligible securities to facilitate electronic settlement and end-users' regulatory compliance, including the option to enrich confirms with disclosures via inSITE (additional subscription). TradeSuite ID also includes a matching functionality via the TradeMatch module of the system. Depending on subscription type, TradeSuite ID automatically provides access to ITP Data Analytics Operational Metrics (including a "T+1 Scorecard") and includes the option to access archival services (Confirm Archive, Trade Archive). A DTCC ITP end-user client can subscribe to TradeSuite ID as a standalone service; additional functionality described may require additional subscription documentation.

"Triple Witching" is the last sixty minutes of the trading day on the third Friday of March, June, September, and December, when contracts for stock index futures, stock index options, and stock options, expire simultaneously.

"Universal Transaction Identifier ("UTI")" - a distinct alpha - numeric code with up to 52 characters that market participants can leverage to provide greater transparency and alignment in the post-trade lifecycle.